

May 13, 2025

Jon Paul Richardson
Chief Executive Officer
Exodus Movement, Inc.
15418 Weir St. #333
Omaha, NE 68137

>   **Re: Exodus Movement, Inc.**
>   **Draft Registration Statement on Form S-3**
>   **Submitted May 12, 2025**
>   **CIK No. 0001821534**

Dear Jon Paul Richardson:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets